As filed with the Securities and Exchange Commission on June 9, 2008
File Nos. 033-11419; 811-04997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION TO RULE 18f-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940

DELAWARE GROUP EQUITY FUNDS V
(Exact Name of Registrant)

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company (“Registrant”) hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in the city of Philadelphia and the state of Pennsylvania on the 9th day of June, 2008.

Signature: DELAWARE GROUP EQUITY FUNDS V,
on behalf of its Series

                                                                                                                    By: /s/ Cori E. Daggett
                                                                                                                    Cori E. Daggett
                                                                                                                    Vice President, Associate General Counsel,
                                                                                                                    Assistant Secretary

Attest: /s/ David F. Connor
David F. Connor
Vice President, Deputy General Counsel,
Secretary